Exhibit 1

2021 AGM: Chairman’s Statement
A Strong Operational Performance During Challenging Times

28 April 2021

Dear Shareholders,

The ongoing challenges of COVID-19 mean that I am again unable to address our AGM in person. Before turning to our performance in 2020, I’d like to make a few comments on the macro environment.

The unprecedented impact of the global pandemic has disrupted all aspects of life around the world. While the roll-out of vaccines is a welcome sign of a return to some semblance of normality, our sympathies are with anyone who is suffering and who may have lost family or friends during the crisis.

Our focus continues to be safeguarding the welfare of our people, while ensuring that the business continues to operate effectively. Our response to the crisis has evolved in line with the situation, and we remain fully committed to supporting all our stakeholders throughout the pandemic.

Our own efforts to develop a potential vaccine for COVID-19, as well as one for seasonal flu, are being led by our US bio-tech subsidiary, Kentucky BioProcessing. Both candidate vaccines are in Phase 1, first-time in human trials, following approval by the US Food and Drug Administration of the Investigational New Drug application.

2020: A Strong Operational Performance During Challenging Times

During 2020, the strength and agility of our business, combined with the professionalism and resilience of our global teams and partners, enabled BAT to continue delivering a strong operational performance.

Overall, we delivered constant currency revenue growth of 3.3%, above our revised 1-3% guidance range.

On a constant currency adjusted basis, profit from operations grew by 4.8%*, with diluted earnings per share (“EPS”) up 5.5%. Operating margin grew by 100 basis points to 44.1% including the impact of currencies.

With adjusted operating cash conversion of 103%, we have continued to demonstrate our commitment to maximising cash to reduce leverage and invest in the business.

We have also maintained our dividend commitment at a 65% payout ratio, despite the challenging operating environment. The Board has declared a dividend of 215.6p per ordinary share, an increase of 2.5% on 2019.

Importantly, £1.4 billion of our revenues came from our reduced-risk, New Category products§† in 2020, representing 15% growth at constant rates compared with 2019. With this progress, and the momentum we generated in the second half, we are on track to meet our £5 billion New Category revenue ambition by 2025.

We also accelerated the consumer adoption of our non-combustible products**, adding 3 million in 2020 to reach 13.5 million consumers – marking accelerated progress toward our ambition of 50 million consumers of our non-combustible products by 2030.

BAT is transforming into a high growth, multi-category consumer goods business, with a purpose to reduce its health impact, driven by meeting evolving consumer needs.

This is evidenced by strong market share gains, consumer acquisition and revenue growth in our New Categories in 2020.

Our three operational priorities, to drive a step change in New Categories; deliver value in combustibles; and build a simpler, faster organisation, remain essential components of our strategy.

Our ongoing investment in New Categories is supported by our continued focus on delivering value from our combustibles business, together with cost reduction activities.

Our organisational simplification programme, ‘Quantum’, continues to streamline our ways of working and drive faster decision making.

In turn, our strategy enables us to build A Better TomorrowTM - reducing the health impact of our business by offering a greater choice of enjoyable and less risky products§†.

Through this corporate purpose, we will drive multi-stakeholder value for:

●	consumers, who will have a range of enjoyable and less risky§† choices for every mood and moment;

●	for society, through reducing the overall health and environmental impacts of our business;

●	for our employees, by creating a dynamic and purposeful place to work; and

●	for our shareholders, by delivering sustainable and superior returns.

2021 Outlook: Strong New Category Momentum; Confident in Mid-Single Figure EPS Growth and 65% Dividend Payout Policy

Turning to this year, I am pleased to say that the business continues to perform well, building on our accelerating momentum from the second half of 2020. To date in 2021, we have seen:

●
Good performance across all our New Categories businesses. We continue to see strong consumer acquisition, consumables volume growth and market share growth. We are confident of meeting our £5 billion revenue target by 2025.

●
In Japan, glo has reached year-to-date total nicotine volume share*** of 6.2%, up 80bps on FY2020. In addition, glo continues to gain strong traction in ENA, driven by the roll out of glo Hyper, with excellent progress in its key markets in terms of both total nicotine and THP category shares***.

●
In Vapour, we continue to strengthen our leadership positions across Canada and ENA, and will complete the brand migration to Vuse by the end of H1 2021. In the US, Vuse’s year-to-date value share has grown to 29.5%, up 4.6 percentage points on FY2020 and is now the leader in 16 states.

●
Velo’s year-to-date volume share of the US Modern Oral market is now 17.6%, up 10 percentage points on FY2020, driven by the launch of Velo Max, with a continued distribution build through the first half. Meanwhile, in Europe, where we are market leaders, our consumer-preferred Modern Oral offering is continuing to drive volume share gains of the Total Oral category.

We are continuing to invest in New Categories, with this weighted to H1, and to expand to new markets in all three categories.

This is supported by good revenue growth and value share gains in Combustibles - with strong pricing partially offset by geographic mix as Emerging Markets recover from COVID-19. Furthermore, the simplification of the business continues to release funds for reinvestment in New Categories.

While COVID-19 vaccination efforts are advancing, uncertainties around the pace of economic recovery and governments’ fiscal strategies remain. As a result, in the US, the FY 2021 volume outlook remains uncertain, although our YTD trading performance has been robust. In addition, we have not seen any recovery in our Global Travel Retail (GTR) business to date.

We continue to be confident in our 2021 guidance:

●	Global tobacco industry volume expected to be down around 3%;

●	Constant currency revenue growth of 3%-5%, and continued progress towards our New Categories revenue target of £5bn in 2025;

●	Mid-single figure constant currency adjusted EPS growth;

●	Continued FX headwind of around 7% on full year adjusted EPS growth, based on current exchange rates;

●	Operating cashflow conversion in excess of 90%, Adj Net debt^/Adj EBITDA^^ around 3.0x at the end of 2021; and

●	65% dividend pay-out ratio and growth in sterling terms.

Post COVID-19, we remain confident in our guidance of 3-5% revenue and high single-figure adjusted diluted EPS growth at constant currency.

It would be appropriate, of course, to comment on the FDA’s upcoming response to the menthol Citizen Petition on regulatory product standards in the US. Any such regulation would be highly complex and could take many years to implement.

We support regulation that is clearly founded on scientific evidence and which considers all unintended consequences.

A Better TomorrowTM: Sustainability Front and Centre

As I remarked in our 2020 Annual Report, our business has a wider purpose that serves the interests of all stakeholders.

This is an important shift and one that is fundamental to our Company’s purpose of building A Better TomorrowTM. Our whole-of-society approach is embedded in our strong ESG foundations and our longstanding commitment to delivering positive outcomes for consumers, employees, shareholders and wider society.

Our commitment to this approach is further evidenced by the ambitious ESG targets we set out in 2020, which are to:

●	Increase the number of consumers of our non-combustible products to 50 million by 2030;

●	Achieve carbon neutrality for Scopes 1 & 2 by 2030; and

●	Eliminate unnecessary single-use plastic packaging and make all plastic packaging reusable, recyclable or compostable by 2025.

Having made excellent progress during 2020, in March this year we announced new environmental targets, including:

●	Achieving carbon neutrality across our value chain by 2050;

●	Achieving 100% renewable electricity by 2030; and

●	Ensuring 100% of all manufacturing sites are certified by the Alliance for Water Stewardship and all manufacturing sites to have zero waste to landfill by 2025.

Our efforts in this regard are important signifiers of BAT’s sustainability credentials and the importance we place on reducing our impact on the environment and on society.

We are also pleased that our commitment to high standards has received much notable independent recognition, for example:

●	Inclusion in the Dow Jones Sustainability Indices for 19 consecutive years and the only tobacco company to be listed in the prestigious World Index in 2020;

●	A MSCI rating of BBB;

●	CDP A List status; and

●	In March this year, BAT was named among the top three ESG-rated FTSE 100 company by Refinitiv, a global provider of financial market data and a subsidiary of London Stock Exchange Group.

Board Composition

With my tenure as Chairman of this great Company concluding at the end of the AGM, I am delighted that Luc Jobin has been appointed by the Board to be my successor.

Luc brings a wealth of experience, including significant financial, regulatory and consumer business acumen. Having worked closely with him in his role as a Non-Executive Director over the last three years, I know that BAT is well positioned for future success with Luc as Chairman and Jack Bowles as Chief Executive.

I am also very pleased to welcome two new Non-Executive Directors to the Board. Karen Guerra and Darrell Thomas joined the Company in September and December 2020 respectively.

I have no doubt that both Karen and Darrell will be assets to the Board and to BAT.

Jerry Fowden stepped down from the Board on 1 April 2021 due to his other commitments. I thank Jerry for his valuable contribution to BAT and wish him the very best for the future.

Conclusion

I said last year that my successor would inherit a strong business that is transforming, has excellent momentum and is well placed to deliver sustainable growth for many years.

I want to take this opportunity to thank everyone at BAT, our business partners and you, our shareholders, for your support during the most turbulent of times.

I retire as Chairman with many fond memories and the last year, in particular, has demonstrated the unwavering resolve of the people in BAT. From every level in the business, right through to our Management Board, ambition, talent, passion and enthusiasm are what drives BAT’s delivery. I look forward to the Company’s continued success.

Notes:

Market share data is at March 2021.

Current exchange rates of USD/GBP 1.383

* On an adjusted constant currency basis. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.

** The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilizing studies conducted by third parties including Kantar).

The number of Non-Combustible products consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

*** Volume share: The number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorization. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral or cigarette. Corporate volume share is the share held by BAT Group/Reynolds (US region). Value share: The retail sales value of the product sold as a proportion of total retail sales value in that category.  Premium share: The retail sales volume of the premium product sold as a proportion of total retail sales volume of premium products in that category. Nicotine share: The retail sales volume of the nicotine product sold as a proportion of total nicotine product volume in that category. Exit share: The retail sales volume of the product sold as a proportion of total retail sales volume in that category at a specific period point in time.

^Adjusted Net Debt is not a measure defined by IFRS. Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

^^Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

§ Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

† Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-Looking Statements
This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

In particular, these forward-looking statements include, among other statements, (i) certain statements under the heading “2021 Outlook: Maintaining Mid-Single Figure EPS Growth target and 65% Dividend Pay-out Policy”, (ii) certain statements under the heading “A Better TomorrowTM: Sustainability Front and Centre”, and (iii) certain statements under the heading “Conclusion”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of market size reduction and consumer down-trading; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.